Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 4 DATED DECEMBER 16, 2015
TO THE PROSPECTUS DATED OCTOBER 16, 2015
This Supplement No. 4 supplements, and should be read in conjunction with, our prospectus dated October 16, 2015, as supplemented by Supplement No. 1 dated November 10, 2015, Supplement No. 2 dated November 12, 2015 and Supplement No. 3 dated December 1, 2015. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 4 is to disclose:

•	the status of our initial public offering; and

•	the origination of a subordinate interest.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in Class A and Class T shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.
As of December 15, 2015, we received and accepted subscriptions in our offering for 84.5 million shares, or $841.9 million, including 0.4 million shares, or $3.9 million, sold to NorthStar Realty Finance Corp. As of December 15, 2015, 81.2 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on or before May 6, 2016, unless extended by our board of directors as permitted under applicable law and regulations.
Origination of a Subordinate Interest
On December 10, 2015, we, through subsidiaries of our operating partnership, originated a $38.1 million subordinate interest, or the subordinate interest, in a 12-property, 2,811-unit multifamily portfolio with properties located in New Jersey, Pennsylvania and Delaware, or the portfolio. We funded the subordinate interest with proceeds from our offering. We initially funded $35.1 million of the subordinate interest at origination, and intend to fund the remaining $3.0 million ($1,051 per unit) for capital expenditures over the investment term, subject to the satisfaction of certain conditions.
The portfolio contains approximately 2.2 million square feet of residential space and over 12,000 square feet of retail space. The portfolio is close to several major metropolitan markets with concentrations proximate to New York City and Philadelphia. The portfolio purchaser, an affiliate of a New York City-based real estate investment fund, or the portfolio purchaser, intends to implement a total of $21.1 million ($7,501 per unit) in capital improvements to the portfolio.
The subordinate interest bears a fixed annual interest rate of 12.0%, or the interest rate. Cash flow from the portfolio currently supports the interest rate, however, the subordinate interest has been structured to allow up to 4.0% interest accrual in the event that the portfolio’s cash flow declines. The subordinate interest was originated at a 1.5% discount and we are entitled to a 15.0% profit participation in the portfolio’s cash flow and capital proceeds above certain return thresholds. At any time after the first 24 months of the subordinate interest origination (but not during the last two years of, or during the first year following, the senior borrowing, as described further below) the subordinate interest may be redeemed by the portfolio purchaser for an amount equal to the greater of (1) our share of the fair market value of the portfolio if it were liquidated and distributed in accordance with the terms of the subordinate interest and (2) the amount required for us to have earned a return of 1.36x of our committed capital, subject to certain conditions and our right to consent to any disposition of the underlying properties.  However, in the event that the subordinate interest has not been redeemed within five years from the date of origination we have a right to cause the redemption of the subordinate interest for our share of the fair market value of the portfolio. The portfolio purchaser has agreed to comply with various financial and other covenants, and is subject to customary events of default (subject to certain materiality thresholds and cure periods). The events of default for the subordinate interest are standard for investments of this type and include, for example, payment and covenant breaches, insolvency of the portfolio purchaser, the occurrence of an event of default relating to the portfolio or a change in control of the portfolio purchaser.
At the time of closing, the portfolio purchaser contributed $20.9 million of equity toward the acquisition of the portfolio. The remaining cost of the portfolio acquisition was financed with a $132.8 million loan by an unaffiliated third-party lender, or the senior borrowing. The portfolio purchaser will pay interest on the senior borrowing at a floating rate of 2.58% over the one-month London Interbank Offered Rate. The senior borrowing may be prepaid subject to a one-year lockout period and then a 1.0% prepayment fee thereafter.
The loan-to-value ratio, or the LTV ratio, of the subordinate interest is approximately 89%. The LTV ratio is the amount loaned to the portfolio purchaser net of certain reserves funded and controlled by the lenders and their affiliates, if any, over the appraised value of the portfolio at the time of origination. If the appraised value was not available for an individual property, the allocated purchase price for the property was used in calculating the LTV ratio.

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